Filed by Sovereign Bancorp, Inc.
(Commission File No. 001-16581)
Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Seacoast Financial Services Corporation
Commission File No. 000-25077
Acquisition of Seacoast Financial Services Corp. January 26, 2004

Forward-Looking Statements This presentation contains statements of Sovereign's strategies, plans and objectives, estimates of future operating results for Sovereign Bancorp, Inc. as well as estimates of financial condition, operating efficiencies, revenue creation and shareholder value These statements and estimates constitute forward-looking statements (within the meaning of the Private Securities Litigation Reform Act of 1995) which involve significant risks and uncertainties. Actual results may differ materially from the results discussed in these forward- looking statements Factors that might cause such a difference include, but are not limited to: general economic conditions, changes in interest rates, deposit flows, loan demand, real estate values, and competition; changes in accounting principles, policies, or guidelines; changes in legislation or regulation; and other economic, competitive, governmental, regulatory, and other technological factors affecting the Company's operations, pricing, products and services 3

Operating and Cash Earnings Per Share This presentation contains financial information determined by methods other than in accordance with U.S. Generally Accepted Accounting Principles ("GAAP") Sovereign's management uses the non-GAAP measures of Operation Earnings and Cash Earnings in their analysis of the company's performance. These measures typically adjust net income determined in accordance with GAAP to exclude the effects of special items, including significant gains or losses that are unusual in nature or are associated with acquiring and integrating businesses, and certain non-cash charges. Operating Earnings in 2004 represents net income adjusted for the after tax effects of merger-related charges of $0.05 to $0.06 for the First Essex Bancorp Inc. acquisition Cash earnings are operating earnings adjusted to remove the after-tax effect of amortization of intangible assets and stock-based compensation expense associated with stock options, restricted stock, bonus deferral plans and ESOP awards Since certain of these items and their impact on Sovereign's performance are difficult to predict, management believes presentations of financial measures excluding the impact of these items provide useful supplemental information in evaluating the operating results of Sovereign's core businesses These disclosures should not be viewed as a substitute for net income determined in accordance with GAAP, nor are they necessarily comparable to non-GAAP performance measures, which may be presented by other companies 5

Additional Information About the Merger Sovereign and Seacoast will be filing documents concerning the merger with the Securities and Exchange Commission, including a registration statement on Form S-4 containing a prospectus/proxy statement which will be distributed to stockholders of Seacoast. Investors are urged to read the registration statement and the proxy statement/prospectus regarding the proposed transaction when it becomes available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. Investors will be able to obtain a free copy of the proxy statement/prospectus, as well as other filings containing information about Sovereign and Seacoast, free of charge on the SEC's Internet site (http://www.sec.gov). In addition, documents filed by Sovereign with the SEC, including filings that will be incorporated by reference in the prospectus/proxy statement, can be obtained, without charge, by directing a request to Sovereign Bancorp, Inc., Investor Relations, 1130 Berkshire Boulevard, Wyomissing, Pennsylvania 19610 (Tel: 610-988-0300). In addition, documents filed by Seacoast with the SEC, including filings that will be incorporated by reference in the prospectus/proxy statement, can be obtained, without charge, by directing a request to Seacoast Financial Services Corporation, One Compass Place, New Bedford, Massachusetts 02740, Attn: James R. Rice, Senior Vice President, Marketing (Tel: 508-984-6000). Directors and executive officers of Seacoast may be deemed to be participants in the solicitation of proxies from the stockholders of Seacoast in connection with the merger. Information about the directors and executive officers of Seacoast and their ownership of Seacoast common stock is set forth in Seacoast's proxy statement for its 2003 annual meeting of stockholders, as filed with the SEC on April 15, 2003. Additional information regarding the interests of those participants may be obtained by reading the prospectus/proxy statement regarding the proposed merger transaction when it becomes available. INVESTORS SHOULD READ THE PROSPECTUS/PROXY STATEMENT AND OTHER DOCUMENTS TO BE FILED WITH THE SEC CAREFULLY BEFORE MAKING A DECISION CONCERNING THE MERGER. 7

Transaction Overview Sovereign to acquire Seacoast Financial in a stock-for-stock exchange valued at $1.1 billion Transaction is strategically compelling Introduction to new, contiguous markets Very favorable demographics (population and HH income) Strong pro forma market share Unique, non-replicable opportunity Acquisition is consistent with management's acquisition criteria - accretive to EPS, consistent with capital objectives and enhances the core franchise Important step in becoming the leading regional banking franchise in the Northeast

Transaction Summary Transaction value: $1.1 billion Form of consideration: 100% common stock Price per share: Fixed exchange ratio of 1.461 shares of SOV for each SCFS share; implied value of ~$35.00 for each outstanding share of SCFS Pre-tax cost synergies assumed: 35% of SCFS expense base, 80% realized in first year; 100% realized in second year Merger-related charges: $35 million pre-tax; $.07 per share after- tax Anticipated closing: July or August, 2004 Core Deposit Intangible: 2.00% of SCFS core deposits, amortized over 7 years on a straight-line basis Due diligence: Completed

Transaction Multiples at Announcement Multiple to Book Value of 2.0x Multiple to Tangible Book of 3.3x Multiple to '04 Earnings of 20.6x Multiple to '05 Earnings with synergies of 12.8x Premium to Total Deposits of 23.2% Premium to Core Deposits of 25.7% Operating EPS Accretion of: mildly accretive in 2004; less than $.01 ~2.0% accretive in 2005; $0.02 to $0.03

Overview of Seacoast Financial $5.3 billion asset institution headquartered in New Bedford, MA1 - largest remaining financial institution in MA 67 branch offices serving 7 counties in Southeastern Massachusetts $3.6 billion in deposits1 $3.9 billion in net loans1 Comprised of 3 distinct franchises: CompassBank, Nantucket Bank, and pending acquisition of Abington Savings 1 Pro forma for the acquisition of Abington Savings.

Pro Forma Branch Map Quaker2\coral maps\sovereign & seacoast map for ppt.cdr (Recolored in powerpoint for fill effect)

Pro Forma Market Share

Solidifies Sovereign's #3 market share position in Massachusetts Barnstable Berkshire Bristol Dukes Essex Franklin Hampden Hampshire Middlesex Nantucket Norfolk Plymouth Suffolk1 Worcester Note: Counties in green represent pro forma Sovereign with a top 3 market share position. 1 Excludes Investors Financial, Mellon Financial and State Street from ranking as they have no retail presence.

Market Cap (1/22/03) $7,339 $963 $8,099 $211,248 $11,562 $7,374 $5,361 $5,420 $2,792 Total Assets (12/31/03) 45,245 5,208 50,453 936,680 49,826 20,962 26,454 22,935 14,609 Total Deposits (12/31/03) 28,619 3,573 32,192 551,877 33,115 15,116 17,901 12,546 8,134 1. Nantucket 13.3% 1 1 2 2. Dukes (M. Vineyard) 8.2 2 2 3. Barnstable (Cape Cod) 7.0 4 4 5 2 4. Worcester 3.9 2 2 1 3 5. Plymouth 3.7 7 3 3 5 20 14 Suffolk $67,424 6 25 3(2) 1 35 Middlesex 34,255 4 4 1 6 Norfolk 15,427 3 7 3 1 13 42 Essex 13,524 1 1 5 2 Worcester 9,702 2 2 1 3 SOV Pro Bank of M&T North Bank- Green- Webster $ millions Sovereign1 Seacoast1 Forma America1 Bank Fork north point Fin'l 1 Sovereign is pro forma for First Essex acquisition; Seacoast is pro forma for Abington acquisition; Bank of America is pro forma for Fleet Boston acquisition. 2 Excludes State Street, Mellon Financial and Investors Financial which do not have any retail presence. Competitive Positioning SOV vs. Comparables Top 5 MA Counties 2003-2008 Est. (ranked by growth) Pop. Growth Top 5 MA Counties 6/30/2003 (ranked by size) Deposits

Unique Market Opportunity... Previously stated goal by year end 2005 - $1.0 billion of loans and $1.0 billion of deposits from merger disruptions in New England Bank of America/Fleet transaction: Banknorth/CCBT transaction - Sovereign enters Barnstable County with virtually the same market share as Banknorth; 8 branches within 1/2 mile of CCBT branches Webster/FirstFed - Sovereign strengthens to #1 and #3 in Bristol and Plymouth counties; 4 branches within 1/2 mile of FirstFed branches and 8 branches within 1 mile .... in a region that is "Up for Grabs" # of Seacoast branches 15 22 31 $ bn of Fleet deposits $1.2 $1.9 $3.8 Distance to Fleet Branches

27 Sovereign is a Proven Acquirer New England Division Organic Growth Performance Retail Core 6.9 74 Commercial Core 4 61 Consumer Loans * 7.1 74 Commerical Loans * 6.2 61 3-Year Growth Rates: Consumer Loan Growth = 110 % Commercial Loan Growth = 51% 3-Year Growth Rates: Consumer Core Growth = 22% Commercial Core Growth =34% Total Deposit Fee Growth = 73% * Includes prior lending activities in N.E. acquired in 1997 Loans Core Deposits ($ Billion at Sept. 30) ($ Billion at Sept. 30)

Massachusetts Acquisitions Since 2000 29

Consistent With Our Stated Acquisition Criteria Accretive to Operating EPS: mildly accretive in 2004; less than $.01 ~2.0% accretive in 2005; $0.02 to $0.03 Consistent with our Capital Objectives: 100% stock transaction is capital efficient Including this transaction TCE/TA will be approximately 5.00% at year-end 2004 We continue to be comfortable with our year-end 2005 capital goals of approximately 5.50% TCE/TA and 6.50% - 7.00% Tier 1 Leverage Enhances the Sovereign Franchise

Consistent With Our Vision and Mission Seacoast has a low-risk business model emphasizing retail and commercial banking; no existing mortgage banking operation Transaction opens up new markets to deliver Sovereign's broader array of products and services (e.g. cash management, capital markets, commercial lending and government banking) Fill-in acquisition of a manageable size to integrate quickly and seamlessly Creates leading market share positions in many of our micro- markets Sovereign is a proven, skilled expert at integrating acquisitions: Fleet Branch acquisition Main Street Bancorp First Essex Bancorp (to close February 6, 2004)

Consistent with Our Critical Success Factors SCFS incl. ABBK1 Reserves/NPLs 172% 164% 250% Reserves/Loans 1.24% 1.25% 1.21% NCOs/Avg Loans 0.49% 0.55% 0.09% NPLs/Loans 0.73% 0.76% 0.48% NPAs/Assets 0.49% 0.51% 0.36% Pro Forma SOV2 Superior Asset Quality - low risk business model has produced exceptional credit quality by all measures: Superior Risk Management - low risk business model provides balance and diversity to Sovereign's model. Acquiring $2.6 billion of core deposits. Superior Productivity - greater efficiencies through economies of scale Sales and Service - strong workforce inherited; market share potential is increased through broader product offerings 1 As of 9/30/2003 2 As of 12/31/2003

Summary This acquisition is very strategically compelling, and creates exciting opportunities within Sovereign's franchise This acquisition continues to differentiate Sovereign as a leading financial institution in the Northeast We remain comfortable with the mean street estimate of $1.63 in Operating Earnings for 2004 We remain committed to striving for operating earnings of $1.65 to $1.70 per share in 2004, and cash earnings per share of $1.80 to $1.85 We remain committed to our 2004 and 2005 capital goals

Appendix

Pro Forma Loans and Deposits at 12/31/03 41 (Dollars in millions) 1 1 Pro Forma for Abington Bancorp

Additional Transaction Details Implied exchange ratio: 1.4610x (based on SOV 15-day average prior to announcement of $23.96) Price protection: 10% downside collar, similar to First Essex acquisition Should average SOV price for 15-day period prior to closing be between $23.96 and $21.56, the exchange ratio would float to produce $35.00 of SOV stock exchanged for each share of SCFS No upside collar Walk-away provision: Double-trigger, SOV declines 15% relative to an index and 15% absolute Deal lock-up termination fee 4% Necessary Approvals: SCFS - FDIC, MA, and shareholders; SOV - OTS Due Diligence: Completed Transaction Timeline: Closing anticipated to be July or August 2004; transaction may be terminated if not completed by October 31, 2004 Advisors: SCFS: Ryan Beck & Co., Goodwin Procter LLP SOV: Goldman Sachs, Citigroup, Stevens & Lee

Achievable Cost Savings/Restructuring Costs Cost Saves Personnel $20 Facilities / Branches 2 Systems / Other 21 Total (Pre-Tax) $43 Sovereign anticipates a merger related charge of ~$35 million pre- tax, or $.07 per share after tax, recorded in the third quarter of 2004